EXHIBIT 99.5
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                      [LOGO - VIKING ENERGY ROYALTY TRUST]

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NEWS RELEASE
JANUARY 9, 2006

                VIKING ENERGY ROYALTY TRUST ANNOUNCES MAILING OF
                           JOINT INFORMATION CIRCULAR

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Viking Energy Royalty Trust (VKR.UN,  VKR.DB, VKR.DB.A) ("Viking") is pleased to announce that the joint information circular ("Information Circular") and proxy statement with respect to its previously announced proposed merger by way of a plan of arrangement (the "Arrangement") with Harvest Energy Trust ("Harvest") was mailed on January 6, 2006. The Information Circular contains a detailed description of the arrangement and is available on sedar (www.sedar.com) as well as on each of the harvest and viking websites (www.harvestenergy.ca and www.vikingenergy.com, respectively). the special meetings of viking unitholders and Harvest Securityholders to vote on the Arrangement are to be held on February 2, 2006 at 9:00 am (Calgary time) and 11:00 am (Calgary time), respectively.

The Arrangement will provide for the merger of Harvest and Viking with the Viking Unitholders receiving 0.25 of a Harvest Unit for each Viking Unit held. The combined trust is expected to be one of the largest conventional oil and natural gas trusts in North America with an initial enterprise value in excess of $4 billion, a reserve life of over 9 years and a diversified production base of approximately 64,000 barrels of oil equivalent per day weighted approximately 50 percent to light and medium oil, 25 percent to natural gas and 25 percent to heavy oil.

The Arrangement must be approved by 66 2/3% of the votes cast at each of the Viking and Harvest special meetings and is also subject to the approval of the Court of Queen's Bench of Alberta and the receipt of other regulatory approvals. The merger is expected to be completed on or about February 3, 2006.

All Viking Unitholders and Harvest Securityholders are encouraged to vote in person or by proxy at their respective meetings. Harvest and Viking have jointly retained Kingsdale Shareholder Services to respond to inquiries regarding the transaction, submission of proxy forms or general information from their respective Securityholders and Unitholders. Kingsdale may be contacted toll-free at 1-866-639-7993. Harvest Securityholders and Viking Unitholders may also contact Harvest investor relations at 1-866-666-1178 or Viking investor relations at 1-877-292-2527.


OTHER INFORMATION
As previously announced on December 22, 2005, Viking has declared Unitholder distributions of $0.12 per trust unit for the month of January 2006 to be paid on February 15, 2006 to Unitholders of record on January 23, 2006 with the ex-distribution date being January 19, 2006. In conjunction with the closing of its proposed merger with Harvest expected to occur on February 3, 2006, Viking intends to suspend its Premium Distribution(TM), Distribution Reinvestment and Optional Trust Unit Purchase Plan (the "DRIP") effective January 20, 2006 to facilitate the closing of the proposed merger. As a result on February 15, 2006, all Unitholders will receive a cash payment in respect of Viking's distribution of $0.12 per trust unit for the month of January 2006 and no portion of this distribution will be permitted to be reinvested in Viking Units pursuant to the DRIP.


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(TM) denotes trademark of Canaccord Capital Corporation

The Arrangement also provides for the assumption by Harvest of Viking's 10.5% convertible debentures and its recently issued 6.40% convertible debenture on the existing terms and conditions including the adjustment of the conversion terms to reflect the exchange ratio of 0.25 of a Harvest Unit for a Viking Unit.


ADVISORY
Certain information in this press release with respect to the completion of the Arrangement and initial distributions of the combined trust contains forward-looking information that involves risk and uncertainty. Such risks and uncertainties include, but are not limited to, risks associated with conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions;  general  economic,  market and  business  conditions;  changes in environmental  legislation  and  regulations;  the  availability  of  sufficient capital from internal and external sources and such other risks and uncertainties described from time to time in Harvest's and Viking's regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release include, but are not limited to, statements relating to the combined trust's production volumes, enterprise value, reserve life, distributions and the completion of the Arrangement. For this purpose, any statements that are contained in this press release that are not statements of historical fact are deemed to be forward-looking statements. Forward-looking statements often contain terms such as "may", "will", "should", "anticipate", "expects" and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which such statements are made. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Viking does not assume any obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Where reserves or production are stated on a barrel of oil equivalent (BOE) basis, natural gas volumes have been converted to a barrel of oil equivalent at a ratio of six thousand cubic feet of natural gas to one barrel of oil. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. BOEs may be misleading, particularly if used in isolation.

Viking is a Calgary based energy trust that generates income from long life oil and natural gas producing properties in Alberta and Saskatchewan. Viking trust units are traded on the TSX under the symbol "VKR.UN".


For further information contact:

John Zahary, President and CEO                    Viking Energy Royalty Trust
                                                  Suite 400, 330-5th Avenue S.W.
         or                                       Calgary, Alberta  T2P 0L4

Robert Fotheringham, VP Finance and CFO           Ph:  (403) 268-3175
                                                  Toll Free:  1-877-292-2527
         or                                       Email: vikingin@viking-roy.com
Diane Phillips, Investor Relations



To find out more  about  Viking  Energy  Royalty  Trust  visit  our  website  at
                              www.vikingenergy.com